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07024269

May 31, 2007


SEC MAIL
JUN 01 2007
WASH. D.C.

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed the press release reporting Arcelor's 2007 first Quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Very truly yours,

Sami L. Toutounji

Enclosure

cc: Julien Onillon
Arcelor SA



# PRESS RELEASE

## Arcelor 2007 First Quarter Results

***Luxembourg, May 16, 2007*** – The Arcelor board of directors, chaired by Joseph Kinsch, reviewed the consolidated accounts for the first quarter of 2007.

After completion of Mittal Steel's offer and mandatory sell out procedure, Arcelor is a subsidiary of Mittal Steel. Mittal Steel is now listed under the name Arcelor Mittal[1].

The companies are actively working to implement the two mergers as promptly as possible in the course of 2007.

For the first quarter of 2007, the Arcelor Group realized revenues of 11.6 billion euros, an EBITDA of 1.8 billion euros and a net profit, Group share of 1.1 billion euros.

Arcelor shares remain listed on the stock exchanges of Paris, Brussels, Luxembourg and on the Spanish stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Consolidated income statement

| In millions of euros (IFRS) | Q1 2006 (3 months) | Q4 2006 (3 months) | Q1 2007 (3 months) |
|---|---|---|---|
| **Revenue** | **9,565** | **10,832** | **11,580** |
| **Gross operating income (EBITDA)** | **1,427** | **1,490** | **1,808** |
| Amortisation and depreciation | -347 | -244 | -263 |
| Negative goodwill | 11 | -1 | - |
| **Operating income (EBIT)** | **1,091** | **1,245** | **1,545** |
| Net financing costs | -322 | 171 | 9 |
| Mergers costs | - | -15 | - |
| Share of profit in companies accounted for using the equity method | 72 | 75 | 92 |
| **Profit (Loss) before tax** | **841** | **1,476** | **1,646** |
| Income tax | 57 | -232 | -319 |
| **Profit (Loss) after tax** | **898** | **1,244** | **1,327** |
| Minority Interests | -137 | -240 | -190 |
| **Net profit (Loss) Group share** | **761** | **1,004** | **1,137** |

Note: Following the merger of Arcelor and Mittal, whereby Mittal has been identified as the acquiring entity for accounting purposes, the assets and liabilities of Arcelor, included in the consolidation of ArcelorMittal, have been stated at their fair value as of the acquisition date (August 1, 2006) as required by accounting standards. If such values had been pushed down to Arcelor s.a. the results for the three month period ended March 31, 2007 would have been affected as follows:

| (in millions of Euro) | EBITDA | EBIT | Net Income |
|---|---|---|---|
| As reported | 1,808 | 1,545 | 1,137 |
| Purchase accounting adjustments (as described above) | (11) | (126) | (189) |
| Contribution of Arcelor s.a. to ArcelorMittal | 1,797 | 1,419 | 948 |

[1] Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

## Consolidated balance sheet

| In millions of euros (IFRS) | 31.12.2006 | 31.03.2007 | | 31.12.2006 | 31.03.2007 |
|---|---|---|---|---|---|
| **Non current assets** | **23,314** | **23,756** | **Shareholders' equity** | **19,190** | **20,421** |
| - Intangible assets | 1,634 | 1,609 | | | |
| - Property, plant & equipment | 16,770 | 16,897 | **Minority interests** | **2,896** | **3,128** |
| - Investment under equity method | 1,793 | 1,860 | **Non current liabilities** | **10,921** | **10,915** |
| | | | - Interest bearing liabilities | 5,553 | 5,537 |
| - Other investments | 658 | 813 | - Employee benefits | 2,438 | 2,433 |
| - Receivables & other fin. assets | 1,132 | 1,262 | - Termination benefits | 739 | 717 |
| | | | - Other provisions | 995 | 992 |
| - Deferred tax assets | 1,327 | 1,315 | - Deferred tax liabilities | 1,124 | 1,153 |
| | | | - Other liabilities | 72 | 83 |
| **Current assets** | **21,525** | **24,059** | | | |
| - Inventories | 9,084 | 9,349 | **Current liabilities** | **11,832** | **13,351** |
| - Trade receivables | 4,712 | 5,314 | - Trade payables | 6,128 | 6,348 |
| - Other receivables | 5,119 | 4,895 | - Interest bearing liabilities | 1,757 | 3,082 |
| - Cash & cash equivalents | 2,345 | 4,281 | - Other amounts payable | 3,569 | 3,582 |
| | | | - Termination benefits | 11 | 10 |
| - Assets classified as held for sale | 265 | 220 | - Other provisions | 289 | 295 |
| | | | - Liabilities classified as held for sale | 78 | 34 |
| **Total assets** | **44,839** | **47,815** | **Total shareholders' equity, minority interests and liabilities** | **44,839** | **47,815** |

## Consolidated cash flow statement

| In millions of euros (IFRS) | 31.03.2006 | 31.03.2007 |
|---|---|---|
| **Cash flows from operating activities** | **750** | **1,033** |
| **Investing activities** | | |
| - Acquisition of tangible & intangible assets | -532 | -427 |
| - Others | -3,981 | 158 |
| **Cash flows from investing activities** | **-4,513** | **-269** |
| **Financing activities** | | |
| - Proceeds from the issue of share capital | - | - |
| - Dividends paid | -21 | -4 |
| - Net servicing of borrowing | 2,358 | 1,163 |
| - Outsourcing pension funds | - | - |
| **Cash flow from financing activities** | **2,337** | **1,159** |
| Effect of exchange rate fluctuations on cash held and change of method | 87 | 13 |
| **Net increase (decrease) in cash and cash equivalents** | **-1,339** | **1,936** |
| Cash and cash equivalents at the beginning of the period | 4,672 | 2,345 |
| Cash and cash equivalents at the end of the period | 3,333 | 4,281 |

| Contact Information Arcelor Mittal Investor Relations | |
|---|---|
| Continental Europe | +352 4792 2414 |
| UK/Asia/Africa | +44 207 543 1172 |
| Americas | +1 312 899 3569 |
| Retail | +352 4792 2434 |
| Bonds/Credit | +33 1 71 92 10 26 |

**Contact Information Arcelor Mittal Communications**
E-mail: press@arcelormittal.com
**Phone:** +352 4792 5000

| Arcelor Mittal Corporate Communications | | Netherlands | |
|---|---|---|---|
| Nicola Davidson | +44 207 543 1162 / 1172 | Leon Melens, *Smink, Van der Ploeg & Jongsma*, +31 20 647 81 81 | |
| Luc Scheer | +352 4792 2360 | **Germany** | |
| Jean Lasar | +352 4792 2359 | Phoebe Kebbel, *Herring Schuppener*, +49 69 92 18 74 77 | |
| **Belgium** | | **France** | |
| Charles-Hubert Gemaert, Comfi, +32 2 290 90 90 | | Sandra Luneau | +33 1 71 92 00 58 |
| *Maitland Consultancy:* | | Tiphaine Hecketsweiler, *Image 7* +33 1 5370 7470 | |
| Philip Gawith / Lydia Pretzlik | +44 20 7379 5151 | **Spain** | |
| **North America** | | Ignacio Agreda | +34 94 489 4162 |
| Bill Steers | +1 312 899 3817 | Oscar Fleites | +34 98 512 60 29 |
| | | Keith Grant | +34 639 760 397 |



# PRESS RELEASE

## Arcelor 2007 First Quarter Results

***Luxembourg, May 16, 2007*** – The Arcelor board of directors, chaired by Joseph Kinsch, reviewed the consolidated accounts for the first quarter of 2007.

After completion of Mittal Steel's offer and mandatory sell out procedure, Arcelor is a subsidiary of Mittal Steel. Mittal Steel is now listed under the name Arcelor Mittal[1].

The companies are actively working to implement the two mergers as promptly as possible in the course of 2007.

For the first quarter of 2007, the Arcelor Group realized revenues of 11.6 billion euros, an EBITDA of 1.8 billion euros and a net profit, Group share of 1.1 billion euros.

Arcelor shares remain listed on the stock exchanges of Paris, Brussels, Luxembourg and on the Spanish stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Consolidated income statement

| In millions of euros (IFRS) | Q1 2006 (3 months) | Q4 2006 (3 months) | Q1 2007 (3 months) |
|---|---|---|---|
| **Revenue** | **9,565** | **10,832** | **11,580** |
| **Gross operating income (EBITDA)** | **1,427** | **1,490** | **1,808** |
| Amortisation and depreciation | -347 | -244 | -263 |
| Negative goodwill | 11 | -1 | - |
| **Operating income (EBIT)** | **1,091** | **1,245** | **1,545** |
| Net financing costs | -322 | 171 | 9 |
| Mergers costs | - | -15 | - |
| Share of profit in companies accounted for using the equity method | 72 | 75 | 92 |
| **Profit (Loss) before tax** | **841** | **1,476** | **1,646** |
| Income tax | 57 | -232 | -319 |
| **Profit (Loss) after tax** | **898** | **1,244** | **1,327** |
| Minority Interests | -137 | -240 | -190 |
| **Net profit (Loss) Group share** | **761** | **1,004** | **1,137** |

Note: Following the merger of Arcelor and Mittal, whereby Mittal has been identified as the acquiring entity for accounting purposes, the assets and liabilities of Arcelor, included in the consolidation of ArcelorMittal, have been stated at their fair value as of the acquisition date (August 1, 2006) as required by accounting standards. If such values had been pushed down to Arcelor s.a. the results for the three month period ended March 31, 2007 would have been affected as follows:

| (in millions of Euro) | EBITDA | EBIT | Net Income |
|---|---|---|---|
| As reported | 1,808 | 1,545 | 1,137 |
| Purchase accounting adjustments (as described above) | (11) | (126) | (189) |
| Contribution of Arcelor s.a. to ArcelorMittal | 1,797 | 1,419 | 948 |

[1] Arcelor Mittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

## Consolidated balance sheet

| In millions of euros (IFRS) | 31.12.2006 | 31.03.2007 | | 31.12.2006 | 31.03.2007 |
|---|---|---|---|---|---|
| **Non current assets** | **23,314** | **23,756** | **Shareholders' equity** | **19,190** | **20,421** |
| - Intangible assets | 1,634 | 1,609 | | | |
| - Property, plant & equipment | 16,770 | 16,897 | **Minority interests** | **2,896** | **3,128** |
| - Investment under equity method | 1,793 | 1,860 | **Non current liabilities** | **10,921** | **10,915** |
| | | | - Interest bearing liabilities | 5,553 | 5,537 |
| - Other investments | 658 | 813 | - Employee benefits | 2,438 | 2,433 |
| - Receivables & other fin. assets | 1,132 | 1,262 | - Termination benefits | 739 | 717 |
| | | | - Other provisions | 995 | 992 |
| - Deferred tax assets | 1,327 | 1,315 | - Deferred tax liabilities | 1,124 | 1,153 |
| | | | - Other liabilities | 72 | 83 |
| **Current assets** | **21,525** | **24,059** | | | |
| - Inventories | 9,084 | 9,349 | **Current liabilities** | **11,832** | **13,351** |
| - Trade receivables | 4,712 | 5,314 | - Trade payables | 6,128 | 6,348 |
| - Other receivables | 5,119 | 4,895 | - Interest bearing liabilities | 1,757 | 3,082 |
| - Cash & cash equivalents | 2,345 | 4,281 | - Other amounts payable | 3,569 | 3,582 |
| | | | - Termination benefits | 11 | 10 |
| - Assets classified as held for sale | 265 | 220 | - Other provisions | 289 | 295 |
| | | | - Liabilities classified as held for sale | 78 | 34 |
| **Total assets** | **44,839** | **47,815** | **Total shareholders' equity, minority interests and liabilities** | **44,839** | **47,815** |

## Consolidated cash flow statement

| In millions of euros (IFRS) | 31.03.2006 | 31.03.2007 |
|---|---|---|
| **Cash flows from operating activities** | **750** | **1,033** |
| **Investing activities** | | |
| - Acquisition of tangible & intangible assets | -532 | -427 |
| - Others | -3,981 | 158 |
| **Cash flows from investing activities** | **-4,513** | **-269** |
| **Financing activities** | | |
| - Proceeds from the issue of share capital | - | - |
| - Dividends paid | -21 | -4 |
| - Net servicing of borrowing | 2,358 | 1,163 |
| - Outsourcing pension funds | - | - |
| **Cash flow from financing activities** | **2,337** | **1,159** |
| Effect of exchange rate fluctuations on cash held and change of method | 87 | 13 |
| **Net increase (decrease) in cash and cash equivalents** | **-1,339** | **1,936** |
| Cash and cash equivalents at the beginning of the period | 4,672 | 2,345 |
| Cash and cash equivalents at the end of the period | 3,333 | 4,281 |

END

| Contact information Arcelor Mittal Investor Relations | |
|---|---|
| Continental Europe | +352 4792 2414 |
| UK/Asia/Africa | +44 207 543 1172 |
| Americas | +1 312 899 3569 |
| Retail | +352 4792 2434 |
| Bonds/Credit | +33 1 71 92 10 26 |

**Contact information Arcelor Mittal Communications**
E-mail: press@arcelormittal.com
Phone: +352 4792 5000

| Arcelor Mittal Corporate Communications | | Netherlands |
|---|---|---|
| Nicola Davidson | +44 207 543 1162 / 1172 | Leon Melens, *Smink, Van der Ploeg & Jongsma*, +31 20 647 81 81 |
| Luc Scheer | +352 4792 2360 | **Germany** |
| Jean Lasar | +352 4792 2359 | Phoobe Kebbel, *Herring Schuppener*, +49 69 92 18 74 77 |
| **Belgium** | | **France** |
| Charles-Hubert Gernaert, Comfi, | +32 2 290 90 90 | Sandra Luneau +33 1 71 92 00 58 |
| *Maitland Consultancy:* | | Tiphaine Heckelsweiler, *Image 7* +33 1 5370 7470 |
| Philip Gawith / Lydia Pretzlik | +44 20 7379 5151 | **Spain** |
| **North America** | | Ignacio Agreda +34 94 489 4162 |
| Bill Steers | +1 312 899 3817 | Oscar Fleites +34 98 512 60 29 |
| | | Keith Grant +34 639 760 397 |